UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 15)*

WESTLAKE CHEMICAL CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
960413102
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
TTWF LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,010,554

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based upon 128,384,703 shares of Westlake Chemical Corporation’s (“Issuer”) common stock, par value $0.01 per share (“Common Stock”) outstanding as of December 31, 2019, which information was provided by Issuer on January 2, 2020.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
TTWFGP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,010,554

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 128,384,703 shares of Issuer’s Common Stock outstanding as of December 31, 2019.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
James Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
277,200 (1)

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
277,200 (1)

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,287,754 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.8% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes: (i) 1,200 shares of Issuer’s Common Stock of which James Chao is the record owner (ii) 197,955 shares of Issuer’s Common Stock that James Chao has the right to obtain, within 60 days of December 31, 2019, upon the conversion of 146,750 vested Stock Options and 51,205 unvested Stock Options that will vest on or before February 17, 2020, at a ratio of 1 share of Common Stock for each Stock Option; (iii) 39,159 Restricted Stock Units (“RSUs”) of which James Chao is the record owner, including 23,237 vested RSUs and 15,922 unvested RSUs that will vest on February 17, 2020; and (iv) 38,886 vested Restricted Shares.

(2)
Based upon 128,384,703 shares of Issuer’s Common Stock outstanding as of December 31, 2019, together with the 213,877 shares of Common Stock that, as of December 31, 2019, James Chao has the right to obtain, within 60 days, upon the conversion of the 197,955 Stock Options and the vesting of 15,922 unvested RSUs of which he was the record owner or that will otherwise vest and be exercisable within 60 days of December 31, 2019.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
Dorothy C. Jenkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
67,228 (1)

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
67,228 (1)

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,077,782 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.7% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes: (i) 33,666 shares of Issuer’s Common Stock of which Dorothy C. Jenkins is the record owner; (ii) 10,882 vested RSUs of which Dorothy C. Jenkins is the record owner; and (iii) 22,680 vested Restricted Shares.

(2)	Based upon 128,384,703 shares of Issuer’s Common Stock outstanding as of December 31, 2019.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
Albert Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
937,112 (1)

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
937,112 (1)

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,947,666 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
72.1% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes: (i) 170,507 shares of Issuer’s Common Stock of which Albert Chao is the record owner; (ii) 578,271 shares of Issuer’s Common Stock that Albert Chao has the right to obtain, within 60 days of December 31, 2019, upon the conversion of 514,100 vested Stock Options and 64,171 unvested Stock Options that will vest on or before February 17, 2020, at a ratio of 1 share of Common Stock for each Stock Option; (iii) 62,201 RSUs of which Albert Chao is the record owner, including 42,299 vested RSUs and 19,902 unvested RSUs that will vest on February 18, 2020; and (iv) 126,133 vested Restricted Shares.

(2)	Based upon 128,384,703 shares of Issuer’s Common Stock outstanding as of December 31, 2019, together with 598,173 shares of Common Stock that, as of December 31, 2019, Albert Chao had the right to obtain, within 60 days, upon the conversion of the 578,271 Stock Options and the vesting of 19,902 unvested RSUs of which he was the record owner or that will otherwise vest and be exercisable within 60 days of December 31, 2019.

Item 1 (a).  Name of Issuer:

Westlake Chemical Corporation

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

Item 2 (a).  Name of Person Filing:

This Amendment No. 15 to Schedule 13G is being filed by and on behalf of the following persons (the “Reporting Persons”)*:

(i)	TTWF LP (“TTWF”);
(ii)	TTWFGP LLC (“TTWFGP”);
(iii)	James Chao;
(iv)	Dorothy C. Jenkins; and
(v)	Albert Chao

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is c/o Westlake Chemical Corporation, 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Item 2 (c).  Citizenship:

TTWF is a Delaware limited partnership. TTWFGP is a Delaware limited liability company. James Chao is a citizen of the United States. Dorothy Jenkins is a citizen of the United States. Albert Chao is a citizen of the United States.
Item 2 (d).  Title of Class of Securities:

Common stock, par value $0.01 per share.

Item 2 (e).  CUSIP Number:

960413102

Item 3.

Not applicable.

Item 4.    Ownership:

TTWF is the holder of record of 92,010,554 shares of Common Stock of Westlake Chemical Corporation. TTWFGP serves as the General Partner of TTWF and may be deemed to share beneficial ownership of the shares of Common Stock of which TTWF is the record owner.

Two trusts held for the benefit of the members of the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao, are the managers of TTWFGP, which is the general partner of TTWF. The limited partners of TTWF are five trusts held principally for the benefit of the members of the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao, and two corporations owned, directly or indirectly, by certain of these trusts and by other entities owned by the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao. The Reporting Persons share voting and dispositive power with respect to the shares of which TTWF is the record owner. James Chao, Dorothy C. Jenkins and Albert Chao disclaim beneficial ownership of the 92,010,554 shares held by TTWF except to the extent of their respective pecuniary interests therein.

James Chao is the record owner of 1,200 shares of Common Stock, 38,886 Restricted Shares, 146,750 vested Stock Options, 23,237 vested RSUs and 15,922 unvested RSUs that will vest in favor of James Chao within 60 days of December 21, 2019. The vested Stock Options, along with 51,205 unvested Stock Options that will vest in favor of James Chao within 60 days of December 31, 2019, are convertible within 60 days of December 31, 2019, at a ratio of 1 Stock Option per share of Common Stock and, together with the 38,886 Restricted Shares and 1,200 shares of Common Stock of which James Chao is the record owner, the 23,237 vested RSUs of which James Chao is the record owner and 15,922 unvested RSUs that will vest in favor of James Chao within 60 days of December 31, 2019, and the 92,010,554 shares of Common Stock of which TTWF is the record owner, add up to the number of shares listed in Item 9 of James Chao’s respective cover page. James Chao disclaims beneficial ownership of the shares of Common Stock over which Albert Chao and Dorothy C. Jenkins have sole voting and dispositive power. James Chao also disclaims beneficial ownership over the 92,010,554 shares held by TTWF, except to the extent of his pecuniary interest therein.

Dorothy C. Jenkins is the record owner of 33,666 shares of Common Stock, 22,680 Restricted Shares and 10,882 vested RSUs, which together with the 92,010,554 shares of Common Stock of which TTWF is the record owner, add up to the number of shares listed in Item 9 of Dorothy C. Jenkins’ respective cover page. Dorothy C. Jenkins disclaims beneficial ownership of the shares of Common Stock over which Albert Chao and James Chao have sole voting and dispositive power. Dorothy C. Jenkins disclaims beneficial ownership over the 92,010,554 shares held by TTWF, except to the extent of her pecuniary interest therein.

Albert Chao is the record owner of 170,507 shares of Common Stock, 126,133 Restricted Shares, 514,100 vested Stock Options, 42,299 vested RSUs and 19,902 unvested RSUs that will vest in favor of Albert Chao within 60 days of December 31, 2019. The vested Stock Options, along with 64,171 unvested Stock Options that will vest in favor of Albert Chao within 60 days of December 31, 2019, are convertible within 60 days of December 31, 2019, at a ratio of 1 Stock Option per share of Common Stock and, together with 126,133 Restricted Shares and the 170,507 shares of Common Stock of which Albert Chao is the record owner, the 42,299 vested RSUs and 19,902 unvested RSUs that will vest in favor of Albert Chao within 60 days of December 31, 2019, and the 92,010,554 shares of Common Stock of which TTWF is the record owner, add up to the number of shares listed in Item 9 of Albert Chao’s respective cover page. Albert Chao disclaims beneficial ownership of the shares of Common Stock over which James Chao and Dorothy C. Jenkins have sole voting and dispositive power. Albert Chao also disclaims beneficial ownership over the 92,010,554 shares held by TTWF, except to the extent of his pecuniary interest therein.

Item 5.    Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.    Identification and Classification of Members of the Group:

See Item 2.

Item 9.    Notice of Dissolution of Group:

Not applicable.

Item 10.  Certification:

Not applicable.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2020

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

/s/ James Chao
James Chao

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

/s/ Albert Chao
Albert Chao

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date:  January 24, 2020

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

/s/ James Chao
James Chao

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

/s/ Albert Chao
Albert Chao